September 28, 2022

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Jennifer Gowetski
Ms. Amanda Ravitz

Re: Securities and Exchange Commission (“SEC”) Comment Letter dated September 16, 2022, regarding Heartland Express, Inc. (the “Company,” “Heartland,” “we,” “us,” or “our”) Definitive Proxy Statement on Schedule 14A, filed April 1, 2022, File No. 000-15087 (the “Proxy”)

Dear Ms. Gowetski and Ms. Ravitz:

The following is in response to the written comment we received from the staff of the Division of Corporation Finance (the “Staff”) of the SEC, dated September 16, 2022, related to the Proxy. For your convenience, we have included the text of the Staff's comment from the SEC comment letter in bold immediately followed by the Company's response.

Definitive Proxy Statement on Schedule 14A filed April 1, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate,     addressing your specific characteristics or circumstances.

Response:

Please see response under Comment 2 below.

2. Please expand upon how your board administers its risk oversight function. For example, please disclose:

•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•how the board interacts with management to address existing risks and identify significant emerging risks; and
•whether you have a Chief Compliance Officer and to whom this position reports.

HTLD01

Responses:

The Company acknowledges the Staff’s comments under 1 and 2 above and confirms that in future filings it will revise its disclosure to expand on why the leadership structure is believed to be appropriate, addressing specific characteristics and circumstances, and expand on how the board administers its risk oversight function.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 645-7060.

Sincerely,

/s/ Christopher A. Strain
Christopher A. Strain
Vice President-Finance, Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

c: Mr. Michael J. Gerdin
Mr. Matt Warne, Grant Thornton LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.
HTLD02